QLT Inc.	887 Great Northern Way	t 604.707.7000
	Vancouver, BC Canada VST 4TS	f 604.707.7001
www.qltinc.com
October 16, 2006

Via Edgar
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Mail Stop 6010

Re:	QLT Inc.
Form 10-K for fiscal year ended December 31, 2005
File No. 0-17082
Dear Mr. Rosenberg:
This letter is in response to your comment letter dated September 29, 2006, which follows our letter dated August 14, 2006 responding to the comments set forth in your letter dated July 19, 2006 regarding the Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), filed by QLT Inc. (the “Company”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 10-K for fiscal year ended December 31, 2005
General
1.	Your responses provide additional information that you appear to characterize as “supplemental.” We believe that much of this information would be beneficial to investors. Please revise your responses to more clearly indicate the new disclosure that you plan to include in future filings.

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
Page Two
Response:
We intend to include the following information, described as supplemental in our letter to you dated August 14, 2006, in our upcoming annual report on Form 10-K for the year ended December 31, 2006.
(a)	Our proposed disclosure related to the Critical Accounting Policies and Estimates within the Management’s Discussion and Analysis of Financial Condition and Results of Operations is as follows (changes in bold):

Reporting Currency and Foreign Currency Translation

We use the U.S. dollar as our reporting currency, while the Canadian dollar is the functional currency for the parent company, QLT Inc., and the U.S. dollar is the functional currency for the U.S. subsidiary, QLT USA. Our consolidated financial statements are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Shareholders’ equity is translated at the applicable historical rates. Revenues and expenses are translated at a weighted average rate of exchange for the respective years. Translation gains and losses from the application of the U.S. dollar as the reporting currency are included as part of the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ equity under accumulated other comprehensive income (loss). There are no significant estimates involved in applying the current rate method. As of December 31, 2005, our accumulated other comprehensive income totaled $99.5 million.

Cost of Sales

Visudyne cost of sales, consisting of expenses related to the production of bulk Visudyne and royalty expense on Visudyne sales, are charged against earnings in the period that Novartis Ophthalmics sells to end customers. Cost of sales related to the production of various Eligard, generic dermatology, and dental products are charged against earnings in the period of the related product sale to our marketing partners. We utilize a standard costing system which includes a reasonable allocation of overhead expenses, to account for inventory and cost of sales, with adjustments being made periodically to reflect current conditions. Overhead expenses comprise direct and indirect support activities related to the manufacture of bulk Visudyne, various Eligard, generic dermatology, and dental products and involve costs associated with activities such as quality inspection, quality assurance, supply chain management, safety and regulatory. There are three areas within our inventory costing system that require significant management judgment and estimates: (a) annual production volume, (b) overhead allocation, and (c) provision for non-completion of product inventory. These three areas are discussed, below:

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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(a) We estimate our production volume at the beginning of the year in order to arrive at a per unit allocation of fixed costs. Our estimate of production volume is based on our forecast of product sales and is updated periodically.
(b) We estimate our overhead expenses in the beginning of the year in order to arrive at a per unit allocation of overhead. Our estimate of overhead expenses is based on historical experience and the projected production volume. We update our estimate on a periodic basis based on the latest information. Overhead expenses are allocated to inventory at various stages of the manufacturing process and eventually to cost of sales as the related products are sold to our marketing partners or in the case of Visudyne, by Novartis Ophthalmics to third parties.
(c) We record a provision for the non-completion of product inventory based on our history of batch completion to provide for the potential failure of inventory batches to pass quality inspection. The provision is calculated at each stage of the manufacturing process. We estimate our noncompletion rate based on past production and adjust our provision based on actual production volume. A batch failure may utilize a significant portion of the provision as a single completed batch currently costs up to $1.2 million, depending on the product and the stage of production.
While we believe our standard costs are reliable, actual production costs and volume changes may impact inventory, cost of sales, and the absorption of production overheads. We provide a reserve for obsolescence of our Eligard inventory and component materials based on our periodic evaluation of potential obsolete inventory and our history of inventory obsolescence.
Research and Development
Research and development (“R&D”) costs are expensed as incurred and consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with our various R&D programs. Overhead expenses comprise general and administrative support provided to the R&D programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology, legal, accounting and human resources. Significant management judgment is required in the selection of an appropriate methodology for the allocation of overhead expenses. Our methodology for the allocation of overhead expenses utilizes the composition of our workforce as the basis for our allocation. Specifically, we determine the proportion of our workforce that is dedicated to R&D activities and allocate to our R&D expense the equivalent proportion of overhead expenses. We consider this method the most reasonable method of allocation based on the nature of our business and workforce.

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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Changes in the composition of our workforce and the types of support activities are factors that can influence our allocation of overhead expenses. Costs related to the acquisition of development rights for which no alternative use exists are classified as research and development and expensed as incurred. Patent application, filing and defense costs are also expensed as incurred.

(b)	To improve understanding and eliminate any possible inconsistencies related to the description of our revenue from Visudyne within the Management’s Discussion and Analysis of Financial Condition and Results of Operations and improve disclosure related to our dependence on information generated by third parties for our revenue recognition, we propose to modify in our future filings the following:
(i) In the Critical Accounting Policies and Estimates — Revenue Recognition section, the description related to Visudyne under Net Product Revenue will be as follows (changes in bold):
With respect to Visudyne, under the terms of our collaborative agreement with Novartis Ophthalmics we are responsible for Visudyne manufacturing and product supply, and Novartis Ophthalmics is responsible for marketing and distribution of Visudyne. Our agreement with Novartis Ophthalmics provides that the calculation of total revenue for the sale of Visudyne be composed of three components: (1) an advance on the cost of inventory sold to Novartis Ophthalmics, (2) an amount equal to 50% of Novartis Ophthalmics’ net proceeds from Visudyne sales, and (3) the reimbursement of other specified costs incurred and paid for by us. We recognize revenue from the sale of Visudyne when persuasive evidence of an arrangement exists, delivery to Novartis Ophthalmics has occurred, the end selling price of Visudyne is fixed or determinable, and collectibility is reasonably assured. Under the calculation of revenue noted above, this occurs when Novartis Ophthalmics has sold Visudyne to its customers. Our revenue from Visudyne will fluctuate dependent upon Novartis Ophthalmics’ ability to market and distribute Visudyne to end customers.
We record product revenue from Visudyne based on the final net proceeds reconciliation provided by Novartis Opthalmics at the end of each reporting period. The net proceeds reconciliation is based on actual sales of Visudyne less actual marketing, distribution, inventory, and royalty costs. This reconciliation is provided by Novartis Opthalmics on a timely basis based upon mutually agreed upon dates. We evaluate the accuracy and completeness of the information by holding regular discussions with Novartis Opthalmics, comparing to historical results as well as comparing to our internal forecasts. Furthermore, we conduct periodic audits of selected records of Novartis Ophthalmics and/or its affiliates to ensure that revenue and expenses are recorded accurately. No material adjustments have resulted from these audits.

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
Page Five
(ii) In the section that will be titled “Comparison of Years Ended December 31, 2006 and 2005”, the Net Product Revenue table will be revised such that what previously was described as “QLT’s remaining revenue on final sales (50%)” will be changed to “QLT’s 50% share of Novartis Ophthalmics’ net proceeds from Visudyne sales”, and we will add footnotes to further describe the components in the table. The revised table will appear in the following format:
Net product revenue was determined as follows:

	For the year	For the year
	ended	ended
	December	December
(In thousands of U.S. dollars)	31, 2006	31, 2005

Visudyne® sales by Novartis Ophthalmics		$483,762
Less: Marketing and distribution costs(1)		(142,244)
Less: Inventory costs(2)		(24,060)

Less: Royalties to third parties(3)		(10,699)

		$306,759

QLT’s 50% share of Novartis Ophthalmics’ net proceeds from Visudyne sales		153,379
Add: Advance on inventory costs from Novartis Ophthalmics(4)		18,932
Add: Royalties reimbursed to QLT(5)		10,431
Add: Other costs reimbursed to QLT(6)		4,496

Revenue from Visudyne® sales		$187,238

Net product revenue from Eligard® and other products		22,786

		$210,024

(1)	“Less: Marketing and distribution costs”

This represents Novartis Ophthalmics’ cost of marketing, promoting, and distributing Visudyne, as well as certain specified costs incurred and paid for by QLT, determined in accordance with the PDT Product Development, Manufacturing, and Distribution Agreement between QLT and Novartis AG. The costs incurred by Novartis Ophthalmics are related to its sales force, advertising expenses, marketing, and certain administrative overhead costs. The costs incurred

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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by us include marketing support, legal and administrative expenses that we incur in support of Visudyne sales.

(2)	“Less: Inventory costs”

This represents Novartis Ophthalmics’ cost of goods sold related to Visudyne. It includes the cost of bulk Visudyne we ship to Novartis Ophthalmics, plus Novartis Ophthalmics’ packaging and labeling costs, freight and custom duties.

(3)	“Less: Royalties to third parties”

This represents the royalty expenses we incur and charge to Novartis Ophthalmics pursuant to the PDT Product Development, Manufacturing and Distribution Agreement between QLT and Novartis AG. The amounts are calculated by us based on specified royalty rates from existing license agreements with our licensors of certain Visudyne patent rights.

(4)	“Add: Advance on inventory costs from Novartis Ophthalmics”

This represents the amount that Novartis Ophthalmics advances to us for shipments of bulk Visudyne. The price of the Visudyne shipments is determined based on the existing agreement between QLT and Novartis Ophthalmics and represents our actual costs of producing Visudyne.

(5)	“Add: Royalties reimbursed to QLT”

This is related to item (3) above and represents the amounts we receive from Novartis Ophthalmics in reimbursement for the actual royalty expenses we owe to third party licensors.

(6)	“Add: Other costs reimbursed to QLT”

This represents reimbursement by Novartis Ophthalmics to us of our portion of the Marketing and distribution costs described in (1) above. This expense includes marketing support, legal and administrative expenses that we incur in support of Visudyne sales.

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
Page Seven
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Years ended December 31, 2005, 2004 and 2003, page 61
2.	Please refer to your response to prior comment five. Please provide the following additional information in disclosure-type format:
•	Please quantify the “certain” costs assigned to specific R&D projects for each period presented. Also, you state that a “significant amount” of R&D costs cannot be “readily assigned” to specific projects. However, in reading your discussion in the Business section of products that are approved, under regulatory review or in development, it appears that most of your products in the development phase represent expansion of existing therapies and additions to Eligard and Aczone products currently in the commercial phase. Please provide additional quantitative and qualitative information that will allow investors to gain a clearer understanding of how you apply your research and development resources to each project, particularly for drugs in the Eligard and Aczone product families.
Response:
In regards to our R&D expenses, our employees record their time against specific projects when possible and our external disbursements specific to a particular project are recorded against the project, but as much as half of our R&D activities and expenses benefit multiple projects (both current and future) and cannot be readily assigned to a specific project. Accordingly, accurate assignment of time and costs to specific projects is impossible and disclosure of partial expenditure is potentially misleading. We will, however, track R&D costs by therapeutic areas; i.e. ocular, dermatology, etc., which are broad enough to allow us to make a reasonable allocation of the R&D activities and expenses that benefit multiple projects. We propose to include in future filings disclosure of R&D expenses by therapeutic areas which includes ocular, dermatology, urology, and others (miscellaneous). Furthermore, as discussed in our previous letter to you dated August 14, 2006, we propose to include in future filings within the MD&A disclosure regarding our R&D projects similar to what we disclosed in our 2005 Form 10-K Item 1 — Business section.
•	You state that you are unable to estimate costs and timing necessary to complete existing projects. However, you also state that R&D projects are managed based on “scientific data and achievement of milestones.” Please provide expanded discussion and quantification of the “milestones” associated with your development projects and a reasonable estimate of the

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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costs and timing to complete each future “milestone” phase. If you are unable to provide such information for some or all of the milestones, discuss the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate of the costs and timing for the phase in process and each future phase, particularly for completion of Eligard and Aczone products in development.
Response:
As discussed above, we propose to include in future filings within the MD&A disclosure regarding our R&D projects similar to what we disclosed in our 2005 Form 10-K Item 1 — Business section which included disclosure and discussion regarding the nature and timing (if known) of our R&D projects.
As for the estimated costs of the efforts necessary to complete future milestones of each project, as described above, we do not account for all our R&D expenses by projects and therefore will not have the information to provide estimated future costs by project. More importantly, R&D expenses are highly variable and depend on many factors over which we have limited visibility and control. Numerous events can happen to an R&D project prior to it reaching any particular milestone which can significantly affect future spending and activities related to the project. These events include:
•	changes in the regulatory environment

•	introduction of competing treatments

•	unexpected safety issues

•	patent maintenance and enforcement issues

•	changes in the commercial marketplace

•	difficulties in enrolling patients

•	delays in study progression

•	inability to develop cost effective manufacturing methods that comply with regulatory standards

•	uncertainties related to collaborative partners

•	environmental risks

•	other factors that we described in our Risk Factors section of our 2005 Form 10-K
Our past experience has shown that the anticipated level of R&D activities for each project changes, often significantly, on a monthly basis. Accordingly, we believe that disclosure of estimated future R&D expenses by project or therapeutic areas can be misleading. We propose to include in our future filings a discussion in the MD&A

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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regarding the risks and uncertainties associated with achieving R&D project goals and milestones.
An example of future additional disclosure regarding R&D projects is as follows (to be updated as appropriate for events and information applicable at the end of the 2006 fiscal year):
Research and Development
Research and development, or R&D, expenditures decreased ___% to $ ______million for the year ended December 31, 2006, in comparison to $74.6 million in 2005. The decrease was due to reduced spending on                      projects, partly offset by in-licensing fees of $ _____million and stock compensation expense of $ _____million.
The magnitude of future R&D expenses is highly variable and depends on many factors over which we have limited visibility and control. Numerous events can happen to an R&D project prior to it reaching any particular milestone which can significantly affect future spending and activities related to the project. These events include:
•	changes in the regulatory environment

•	introduction of competing treatments

•	unexpected safety issues

•	patent maintenance and enforcement issues

•	changes in the commercial marketplace

•	difficulties in enrolling patients

•	delays in study progression

•	inability to develop cost effective manufacturing methods that comply with regulatory standards

•	uncertainties related to collaborative partners

•	environmental risks

•	other factors that we described in the Risk Factors section

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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R&D expenditures by therapeutic areas are as follows:

(In thousands of U.S. dollars)	2006	2005	2004

Ocular programs	$xxxx	$xxxx	$xxxx
Dermatology programs	xxxx	xxxx	xxxx
Urology programs	xxxx	xxxx	xxxx
Others	xxxx	xxxx	xxxx

	$xxxxx	$xxxxx	$xxxxx

Status of Significant Products in Development (To be updated as appropriate for events and information applicable at the end of the 2006 fiscal year.)

Product/Indication	Location(s)	Status
Eligard® 3.75-mg one-month

Prostate Cancer	Japan	Phase III completed. Finalizing non-clinical investigations

Lemuteporfin

Benign prostatic hyperplasia	U.S. and Canada	Phase II study ongoing. Product failed to meet the primary endpoints at the three month follow up time-point. A review of the six month follow up data will be undertaken when the data is available in 2006
Aczone™

Rosacea	U.S.	Phase II study ongoing. Enrollment in the Phase II study was completed in March 2006

Octreotide-Atrigel® — three-month

Symptoms of acromegaly	U.S. and Russia	IND filed. Phase IIa studies planned to begin enrollment in 2006

GHRP -1- Atrigel® — one-month

Malnutrition	U.S.	Plan to file IND and Phase I/IIa study in 2006

Description of Significant Products in Development (To be updated as appropriate for events and information applicable at the end of the 2006 fiscal year.)
Expansion of Visudyne® Therapy
We are continuing efforts to improve the effectiveness of Visudyne therapy by exploring combination therapies and the effect of lower light doses (for example through reduced rate of fluence) administered during the PDT process.
Combination Trials
Novartis Ophthalmics and QLT have initiated a company-sponsored study, known as VERITAS, comparing the safety and efficacy of Visudyne in combination with triamcinolone to Visudyne in combination with Macugen. That study is currently ongoing.
In addition, in view of the importance of understanding the clinical significance of the use of Visudyne in combination with other therapies for the treatment of wet AMD, we are supporting a number of investigator-sponsored studies which are designed to evaluate the potential of such Visudyne combination therapies. The focus of these studies has evolved with emerging clinical data from other therapies. Initially, these studies focused on evaluating the combination of Visudyne with triamcinolone (a steroid). The enrollment of two large investigator-sponsored studies evaluating the combination of Visudyne and triamcinolone was completed. The one year results from both of those studies is expected to be available in early 2007.
In addition, we are now supporting investigator-sponsored studies which are evaluating a combination of Visudyne with an anti-VEGF therapy (VEGF stands for vascular endothelial growth factor) either as bi-therapy (Visudyne, plus an anti-VEGF) or triple

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United States Securities and Exchange Commission
October 16, 2006
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therapy (Visudyne, plus two other drugs, an anti-VEGF and a steroid). This evolution in the focus reflects the evolution in medical practice. Thus, one such study, which was initiated by the National Eye Institute (NEI) at the National Institute of Health (NIH) and supported by us under a Collaborative Research Agreement, started with the intent of assessing the potential benefit of combining Visudyne with triamcinolone (steroid), and is now being amended to include an anti-VEGF therapy.
As a part of, or in addition to, the planned combination trials, we expect to support investigator-sponsored studies which are planned to be initiated in 2006 which investigate reduced fluence, or low light levels, in the use of Visudyne therapy to study the impact on the efficacy and safety of the treatment.
Occult AMD
In 2005, QLT and Novartis Ophthalmics completed a Phase III clinical trial (referred to as the VIO Study, or Visudyne in Occult Study) to determine whether Visudyne therapy is effective in reducing vision loss in patients with occult AMD. The VIO Study was initiated in 2002 as a follow-up study to an earlier Phase III occult AMD trial (referred to as the VIP Trial) that showed statistically significant outcomes for visual acuity endpoints and resulted in approval of Visudyne for the treatment of occult AMD in over 50 countries. The VIO Study was designed to confirm the results of the VIP Trial in patients with similar lesion types and to obtain marketing authorization for this indication in the U.S. The VIO study did not meet its primary endpoints at years one or two. According to the data and safety monitoring committee (DSMC), although the VIO study did not meet its primary endpoints at years one and two, the results showed a weak to modest effect and did not contradict previous clinical data. We believe that the VIO study was underpowered to detect a difference of that magnitude.
Despite the lack of U.S. regulatory approval, in April 2004 the Centers for Medicare & Medicaid Services, or CMS, in the U.S. implemented its decision to provide coverage for Visudyne treatment to patients with AMD who have occult and minimally classic lesions that are four disc areas or less in size and show evidence of recent disease progression. Although Novartis Ophthalmics is not permitted to promote Visudyne in these indications in the U.S., sales are made in the U.S. to physicians who are treating patients with occult and minimally classic lesions.
Eligard® 3.75-mg one-month Product
Through our licensee, Sosei, we are developing Eligard in Japan for the treatment of prostate cancer. Sosei previously submitted the application for marketing approval of the Eligard 3.75 mg one-month formulation in Japan. After interaction with the Japanese Regulatory Authorities, our partner Sosei decided to withdraw the Eligard 3.75 mg one-

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United States Securities and Exchange Commission
October 16, 2006
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month dossier from the Generic Division. Sosei plans to refile the dossier with the division responsible for new formulations upon completion of additional non-clinical studies.
Lemuteporfin
Lemuteporfin is a proprietary photosensitizer to which we own or exclusively license all rights. We are currently developing an injectable formulation of lemuteporfin for the treatment of benign prostatic hyperplasia, or BPH. BPH is the most common prostatic disease. According to the U.S. National Institute of Diabetes and Digestive and Kidney Diseases, over 50% of men in their sixties and older have symptoms of BPH. It is a progressive condition that results from an excessive benign growth of prostatic tissue. The majority of patients with this disease will experience developing symptoms of urinary obstruction (lower urinary tract symptoms) of progressive severity. The methods of managing BPH symptoms depend upon the severity of the symptoms. Treatments range in severity from pharmacological treatment to minimally invasive therapy, and finally prostate resection.
We completed enrollment of a Phase II light dose-ranging study of Lemuteporfin in BPH during the last quarter of 2005. This controlled trial enrolled 195 patients across 25 centers. In February 2006, we announced that the Phase II clinical trial of Lemuteporfin-injectable in patients with BPH did not meet the study’s primary efficacy objective at three months. While the decrease in AUA (American Urological Association) Symptom Score was consistent with that seen after other minimally invasive therapies, there was no significant difference between treatment and sham-control groups. We will continue to follow-up patients that participated in that trial to determine whether there is any treatment benefit at the 6 months time point after treatment. After we have evaluated the six month data we will determine whether the data is sufficient to permit us to license this program to a third party for further development.
Aczone™
Aczone is under development for the treatment of Rosacea. We initiated a Phase II study in November 2005. The enrollment is now complete and it is expected that the 12-week follow-up results will be available in 2006. Rosacea is a chronic skin disorder that most often affects the central face including the nose, forehead, cheeks and chin. Superficial small vessels become dilated, resulting in blotchy red areas with small papules and pustules and telangiectasia. Rosacea usually affects fair-skinned people 30 to 50 years of age who tend to blush or flush easily. Symptoms are complex and include flushing, erythema, papules and pustules, telangiectasia and burning/stinging.

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United States Securities and Exchange Commission
October 16, 2006
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Octreotide Atrigel®- three-month Product
We have developed a formulation of octreotide in the Atrigel delivery system for the treatment of the symptoms of acromegaly. In the first quarter of 2006, we filed an IND for this study and expect to initiate Phase IIa clinical studies in 2006 in acromegalic patients. Acromegaly is a chronic disease of middle-aged persons characterized by elongation and enlargement of bones of the extremities and certain head bones, especially the frontal bone and jaws. It is accompanied by enlargement of the nose and lips and thickening of soft tissues of the face. It is caused by hyperfunction of the eosinophilic cells of the anterior lobe of the pituitary resulting in the excess production of growth hormone.
GHRP-1-Atrigel® one-month Product
We have developed a formulation of Growth Hormone Releasing Peptide-1, or GHRP-1, in the Atrigel delivery system for the treatment of malnutrition in end-stage renal disease patients. We are currently completing preclinical studies to support the filing of an IND for this product. We plan to file an IND and initiate a Phase I/IIa clinical study in 2006.

QLT Inc.
United States Securities and Exchange Commission
October 16, 2006
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     We trust the responses above adequately address the Staff’s questions and concerns set forth in your comment letter dated September 29, 2006. Further, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or inquiries regarding the foregoing to Brian V. Caid, Esq., of Morrison & Foerster LLP; telephone: (303) 592-2253; facsimile: (303) 592-1510 or Cameron R. Nelson of QLT Inc.; telephone: (604) 707-7344; facsimile (604) 707-7253.
Sincerely yours,
Cameron R. Nelson
Vice President, Finance and Chief Financial Officer
QLT Inc.

cc:	Frank Wyman, U.S. Securities and Exchange Commission
Robert L. Butchofsky, QLT Inc.
Brian V. Caid, Morrison & Foerster LLP
Warren L. Troupe, Morrison & Foerster LLP
Olin Anton, Deloitte & Touche LLP